

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2016

Via E-mail
James Tanaka
Chief Securities Counsel
American Realty Capital Hospitality Trust, Inc.
405 Park Ave., 14th Floor
New York, NY 10022

   Re: American Realty Capital Hospitality Trust, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed April 18, 2016
     File No. 000-55394

Dear Mr Tanaka:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Sonia Barros

        Sonia Barros
        Assistant Director
        Office of Real Estate and
        Commodities